Platinum Analytics Cayman Limited

September 16, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attention:	Amanda Kim
Stephen Krikorian
Marion Graham
Mitchell Austin

Re:	Platinum Analytics Cayman Limited (CIK No. 0002053033)
Registration Statement on Form F-1, as amended
Initially Filed on May 9, 2025
File No. 333-287134

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Platinum Analytics Cayman Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 18, 2025, or as soon thereafter as practicable.

Very truly yours,

Platinum Analytics Cayman Limited

By:	/s/ Huiyi Zheng
Name:	Huiyi Zheng
Title:	Chief Executive Officer and Director